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                                 UNITED STATES            ---------------------
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             WASHINGTON, D.C. 20549       ---------------------
                                                          OMB NUMBER: 3235-0058
                                                          Expires: May 31, 1997
                                                          Estimated average
                                                          burden hours per
                                                          response    .... 2.50
                                                          ---------------------
                                                          ---------------------
                                  FORM 12B-25                SEC FILE NUMBER
                                                                 0-21282
                           NOTIFICATION OF LATE FILING    ---------------------
                                                          ---------------------
                                                              CUSIP NUMBER
                                                              870811 30 4
                                                          ---------------------
(Check One):  /X/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K
/ / Form 10-Q and Form 10-QSB  / / Form N-SAR

For Period Ended:     OCTOBER 31, 1997
                 ---------------------------
[ ] Transition Report on 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period
Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

           SWISHER INTERNATIONAL, INC.
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Former Name if Applicable

           NOT APPLICABLE
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Address of Principal Executive Office (Street and Number)

           6849 FAIRVIEW ROAD
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City, State and Zip Code

           CHARLOTTE, NORTH CAROLINA 28210
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or
                   Form N-SAR, or portion thereof, will be filed on or before
/X/ the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                 THE COMPANY HAS NOT BEEN ABLE TO FINALIZE THE FORM 10-KSB REPORT AND COMPLETE THE MANAGEMENT AND BOARD OF DIRECTOR REVIEW OF THE REPORT PRIOR TO THE ORIGINAL FILING DEADLINE. AS A RESULT, THE REGISTRANT IS NOT ABLE TO FILE ITS FORM 10-KSB WITHIN THE PRESCRIBED TIME WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        PATRICK L. SWISHER                     (704)              364-7707
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              (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                                                /X/ Yes / / No
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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?                              / / Yes /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                           SWISHER INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:    JANUARY 29, 1998                      By:  /s/ W. Tom Reeder
                                                  -----------------------------
                                                  W. TOM REEDER, VICE PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representa-tive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
------------------------------------         ----------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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